FIRM AND AFFILIATE OFFICES
NEW YORK
LONDON
SINGAPORE
DAVID J. KAUFMAN	LOS ANGELES
DIRECT DIAL: 312.499.6741	CHICAGO
E-MAIL: DJKaufman@duanemorris.com	HOUSTON
HANOI
PHILADELPHIA
www.duanemorris.com	SAN DIEGO
SAN FRANCISCO
BALTIMORE
BOSTON
WASHINGTON, DC
September 10, 2007	LAS VEGAS
ATLANTA
MIAMI
PITTSBURGH
NEWARK
VIA EDGAR AND FAX	WILMINGTON
PRINCETON
Elaine Wolff	LAKE TAHOE
Branch Chief	HO CHI MINH CITY

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC   20549

Re:	Inland Western Retail Real Estate Trust, Inc. Preliminary Proxy Materials on Schedule 14A Registration No. 000-51199 Filed on August 23, 2007

Dear Ms. Wolff:

On behalf of Inland Western Retail Real Estate Trust, Inc. (the “Company”), set forth below is our response to the comment you raised in your letter dated September 7, 2007 relating to the above-referenced Preliminary Proxy Materials on Schedule 14A.  We have included your comment in bold, and have also presented page references where appropriate.

The Company has the following response to your question:

1.             We note that you plan to issue approximately 37,500,000 shares of your common stock.  Please describe to us the exemption from registration under the Securities Act of 1933 under which you plan to issue these shares.

The shares of our common stock that will be issued if the mergers are consummated will be issued in reliance upon the exemption from registration provided by Rule 506 of Regulation D under the Securities Act of 1933 (17 CFR §§230.501-230.508).  These shares will not be registered with the Securities and Exchange Commission.  As required by Rule 506(b)(2) of Regulation D, we believe there will be no more than 35 purchasers who will receive shares of our common stock as consideration in the mergers, as calculated in accordance with Rule 501(e) of Regulation D.  The merger agreement contains a representation by each of the companies to be acquired (Inland Southwest Management Corp., Inland Northwest Management Corp., Inland

DUANE MORRIS LLP

227 WEST MONROE STREET, SUITE 3400    CHICAGO, IL 60606                                                     PHONE: 312.499.6700    FAX: 312.499.6701

Western Management Corp. and Inland Western Retail Real Estate Advisory Services, Inc.) and certain other parties to the effect that not more than a total of 33 persons who hold shares in Inland Southwest Management Corp., Inland Northwest Management Corp., Inland Western Management Corp. and Inland Western Retail Real Estate Advisory Services, Inc. are not “accredited investors” within the meaning of Rule 501 of Regulation D.  The merger agreement also contains additional representations by the above noted parties that are typical of private placement transactions.  See for example, Section 4.17 of the Merger Agreement on page A-39 — A-40 of Appendix A to the proxy statement.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility.  We acknowledge that the staff comment or changes in response to the staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.  We also represent that the staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

We believe that the response above fully addresses the question raised in your letter dated September 7, 2007.  If you have any questions regarding the above response, please call the undersigned (312-499-6741) or Dietrich Loos (312-499-0149) of this firm.

Thank you for your prompt attention to this matter.

Very truly yours,

/s/ David J. Kaufman
David J. Kaufman

DJK/dn

cc:	Philip L. Rothenberg (Securities and Exchange Commission)
Brenda Gujral (Inland Western Retail Real Estate Trust, Inc.)
Roberta S. Matlin (Inland Western Retail Real Estate Trust, Inc.)
Steven P. Grimes (Inland Western Retail Real Estate Trust, Inc.)
Dietrich Loos (Duane Morris LLP)